April 19, 2010
John Hartz
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-4631

Re:	Quanta Services, Inc. Form 10-K for the year ended December 31, 2009 File No. 1-13831
Dear Mr. Hartz:
     We are providing the following responses to the comment letter dated April 6, 2010 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Form 10-K for the year ended December 31, 2009 (our “Form 10-K”) filed by Quanta Services, Inc. (the “Company” or “Quanta”). The responses provided below are numbered to correspond to the Staff’s comments, which have been reproduced herein for ease of reference. Unless otherwise indicated, all page numbers in our responses refer to our Form 10-K.
Form 10-K for the year ended December 31, 2009
Critical Accounting Policies, page 53
Valuation of Goodwill, page 55
1.	We note your disclosure on page 18 that your results of operations could be adversely affected as a result of goodwill impairments. We also note that your sales and operating profits continue to suffer in the current economic environment. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying values and goodwill for such reporting units, in the aggregate or individually, if impaired, could materially impact your results or total shareholders’ equity, please identify and provide the following disclosures for each such reporting unit in future filings:
•	The percentage by which fair value exceeds carrying value as of the most-recent step-one test.

•	The amount of goodwill allocated to the unit.

•	A description of the material assumptions that drive estimated fair value.

•	A discussion of any uncertainties associated with each key assumptions.

U.S. Securities and Exchange Commission
April 19, 2010

•	A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.
If you have determined that estimated fair values substantially exceed the carrying values of your reporting units, please disclose that determination in future filings. Reference Item 303 of Regulation S-K.
Response:
We acknowledge the Staff’s comment and note for the Staff that in connection with the Company’s most recent goodwill impairment test, which was performed in the fourth quarter of 2009, all of the Company’s reporting units had implied fair values that ranged from 23% to 155% in excess of their carrying values, except for one reporting unit which had an implied fair value that was 2% in excess of its carrying value. Although the percentage by which this reporting unit’s fair value exceeded its carrying value was not as substantial in comparison to Quanta’s other reporting units, management determined that this reporting unit was not reasonably likely to fail step one of the two step impairment test required by Accounting Standards Codification (ASC)-350, and as a result, would not be reasonably likely to recognize a goodwill impairment in future periods that could materially impact the Company’s results or total shareholders’ equity.
This reporting unit, which was acquired in late 2007, carries a goodwill balance of approximately $95 million and primarily provides electric power transmission infrastructure services. Noting that Quanta reported increased revenues from electric transmission services in 2009 as compared to 2008 and 2007 (refer to page 41 of the Company’s 2009 Form 10-K), management continues to maintain a positive performance outlook for this type of work in the future, as disclosed in management’s most recent Outlook section of the Company’s 2009 Form 10-K, which stated:
“Over the past two years, many utilities across the country have begun to implement plans to improve their transmission and distribution systems, with a more significant focus on the upgrade and build-out of the transmission grid. As a result, new construction, structure change-outs, line upgrades and maintenance projects on many transmission systems are occurring or planned. We have seen a slowdown in spending by our customers on their distribution systems, which we believe is due primarily to adverse economic and market conditions, and we expect distribution spending to remain slow during 2010. We believe, however, that utilities remain committed to the expansion and strengthening of their transmission infrastructure, and we do not expect significant delays in most of the large transmission projects.”
Regarding recently acquired reporting units, management does not always expect a step one impairment test to indicate an implied fair value that is substantially different from a recently acquired reporting unit’s carrying value. Such similarities in value are generally an indication that management’s forward-looking expectations for a recently acquired reporting unit remain relatively consistent with the assumptions that were used to derive its initial fair value. With respect to the recently acquired reporting unit identified in the paragraphs above, management

U.S. Securities and Exchange Commission
April 19, 2010

notes this to be the case, and accordingly, has concluded that the mere fact that this reporting unit’s most recent implied fair value is not substantially in excess of its carrying value is not an indication that an impairment of goodwill is reasonably likely to occur. When evaluating all of the Company’s 2009 step one impairment test results, management considered the factors described in the paragraphs above as well as other factors in determining whether or not an impairment of goodwill for any reporting unit was reasonably likely to occur in future periods.
In future filings, the Company will provide the disclosures enumerated in the Staff’s comment above regarding its reporting units, either individually or on an appropriately aggregated basis, that have estimated fair values that are not substantially in excess of their carrying values and for which failure of the Company’s step one impairment test is reasonably likely to occur, to the extent that goodwill, if impaired, could materially impact the Company’s results of operations or total shareholders’ equity. Additionally in future filings, the Company will include more specific and comprehensive disclosure regarding factors that are considered in management’s evaluation of its step one impairment test results, including a discussion of recently acquired reporting units and factors that can influence changes in their implied fair value.
Valuation of Other Intangibles, page 57
2.	Please revise future filings to include a more specific and comprehensive discussion regarding how you consider current events and circumstances in determining whether it is necessary to test your intangible assets for recoverability. If an analysis is conducted in a given period, please include a specific and comprehensive discussion regarding the results of that analysis.
Response:
We acknowledge the Staff’s comment, and in future filings, the Company will include a more specific and comprehensive discussion regarding current events and circumstances that management considers in determining whether it is necessary to test the Company’s intangible assets for recoverability or impairment. To the extent that such triggering events are identified in a given period and an interim impairment test is performed, the Company will provide a specific and comprehensive discussion, to the extent material, regarding such analysis.
Notes to the Consolidated Financial Statements
4. Acquisitions, page 89
3.	With a view towards future disclosure, please provide us with the following information regarding your acquisition of Price Gregory:

U.S. Securities and Exchange Commission
April 19, 2010

•	Please provide us with a specific and comprehensive discussion regarding how you have incorporated market participant assumptions in your valuation. Reference ASC 820-10.

•	Please provide us with a more specific and comprehensive discussion regarding your valuation approach and method related to the identifiable intangible assets.

•	Please tell us if the purchase was subject to any contingent consideration and, if so, how the value of this consideration was determined.
Response:
Regarding the acquisition of Price Gregory, Quanta used the fair value premise as the primary basis for its valuation procedures, with fair value being defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date” (ASC 820-10-20). As the definition of fair value within the current U.S. generally accepted accounting standards is market based, management accordingly considered the highest and best use of all tangible and intangible assets acquired as the valuation premise on which to base its fair value measures. This methodology therefore excluded differences arising from the Company’s actual intended use of the acquired assets, as they were not considered relevant for purposes of measuring initial fair value.
In response to the Staff’s comment regarding the Company’s valuation approach and method related to the identifiable intangible assets associated with the Price Gregory acquisition, we note for the Staff that the Company continues to apply the fair value premise as the primary basis for valuation procedures and that such procedures reflect assumptions that would be made by market participants if these market participants were to buy or sell each identified intangible asset on an individual basis. Quanta engaged the services of an independent valuation firm to assist management with this valuation process, including the development of valuation assumptions, selection of appropriate valuation methodologies, identification of comparable guideline companies within the pipeline services industry, and identification of other market participant benchmarks such as investor return rates and leverage ratios, completion of valuation calculations and the preparation of a certified appraisal report in support of the valuation procedures performed. Throughout this process, the Company identified comparable market participant assumptions, where appropriate, which were used either as a benchmark against management’s assumptions or as a guideline to develop appropriate valuation scenarios. For example, the Company identified six guideline companies with operations similar to Price Gregory and developed a range of industry based weighted average costs of capital, which was then used to determine an appropriate weighted average cost of capital and discount rate for Price Gregory’s valuation purposes. Additionally, the Company utilized various income method approaches to value its intangible assets, which included forward cash flow estimates based on historical performance and the use of a discount rate consistent with comparable companies. We believe such valuation methods appropriately represent the methods that would be used by other market participants in determining fair value. Where possible, the Company analyzed and compared its assumptions to available market data, such as trade name royalty rates, public company valuation multiples and recent market acquisition multiples. Based on this data,

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management considered if there were any buyer specific assumptions unique to Price Gregory and determined that the valuation models only considered and reflected those factors that other market participants would consider in determining fair value for all the acquired assets.
In identifying intangible assets that require separate recognition, management considered the following specific criteria provided in ASC 805 related to the separate recognition of intangible assets:
•	The intangible asset must arise from contractual or other legal rights, regardless of whether those rights are transferable or separable from the acquired entity or from other rights and obligations.

•	If the intangible asset does not arise from contractual or other legal rights, it should be recognized as a asset apart from goodwill only if it is separable, that is, it is capable of being separated or divided from the entity and sold, transferred, licensed, rented or exchanged (regardless of whether there is an intent to do so). An intangible asset that cannot be sold, transferred, licensed, rented or exchanged individually is considered separable if it can be sold, transferred, licensed, rented or exchanged in combination with a related contract, asset or liability.

•	Intangible assets include but are not limited to (i) trademarks, trade names, and related intellectual property, (ii) patents, (iii) supply agreements, (iv) core technology, (v) developed technology, (vi) in-process technology (also referred to as “purchased research and development”), (vii) assembled work force (utilized as a contributory asset), (viii) customer relationships, (ix) internally developed software, (x) licenses and (xi) covenants not-to-compete.
Further, management’s valuation assumptions related to the intangible assets acquired in connection with the Price Gregory acquisition included factors specific to each identified asset, such as:
•	the value of economic or monetary benefit to its owners and the measurability of that benefit;

•	the enhancement to other assets with which it may be associated;

•	the intention of future utilization;

•	the decay of the economic life; and

•	the relative risk profile.
Based on these considerations, management, with the assistance of the third party valuation specialist, reviewed existing valuation methods, including the income approach, the market approach and the cost approach, and selected methods based on the appropriateness of each in relation to the type of asset being valued. For example, within the income approach, management notes that various discounted cash flow methods exist including the multi-period excess earnings method (MPEE method) and the relief from royalty method. The MPEE method

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April 19, 2010

was used to estimate the fair value of backlog, by first estimating the total cash flows to be generated by the acquired business and then deducting from that amount an estimate of fair returns on all of the other assets that contributed to the generation of the cash flow. Separately, the relief from royalty method was used to value Price Gregory’s trade names, which is a method based on the premise that a brand holding company owns the brand and licenses it to an operating company in exchange for the payment of a notional price expressed as a royalty rate. Under this method, the net present value of all forecasted royalty payments represents the fair value of the licensed brand asset. These methods allowed management to specifically consider market participant assumptions in the valuation process in the form of comparable rates of return and industry benchmarks for brand royalty rates.
All identified intangible assets that existed at the valuation date were initially considered in the valuation analysis. Potential intangible assets were identified through an assessment of the economics of the transaction, a review of supporting documents and materials and discussions with the management of Price Gregory. The following table enumerates the intangible assets that were considered in Quanta’s analysis along with a discussion of the valuation methodology employed:

Asset Identification	Valuation	Comments
Backlog	Yes	Backlog meets the contractual-legal criteria for recognition apart from goodwill and was valued using the MPEE method.
Customer relationships	Yes	Price Gregory has established a number of recurring relationships with certain primary customers. These non-contractual customer relationships were identified as an intangible asset and valued using the MPEE method.
Trade names	Yes	As part of the acquisition, Quanta acquired exclusive rights to trade names from Price Gregory and its wholly owned subsidiaries, which have significant market awareness. These trade names were valued using a relief-from royalty method.
Covenants not-to-compete	Yes	In connection with the Price Gregory acquisition, there were three individuals bound by covenants not-to-compete. The non-competes entered into by these former key individuals were valued using the income approach.
Assembled workforce	Yes	According to ASC 805, assembled workforces cannot be recognized as a separate intangible asset; however, the assembled workforce was valued for use in the calculation of an appropriate charge for contributory assets using the cost approach.

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Also in response to the Staff’s comment, the Company notes that the Price Gregory acquisition was not subject to any contingent purchase price consideration.
13. Employee Benefit Plans, page 109
4.	We note your disclosure on page 49 that contributions to your multi-employer pension plan cannot be determined in advance for future periods. With a view towards future disclosure, please provide us with a more specific and comprehensive discussion regarding why you cannot estimate these contributions. In addition, we note that you are required to contribute additional funds to one of your plans in a “critical” status. With a view towards future disclosure, please provide us with an estimate of these contributions or tell us why you cannot estimate these amounts.
Response:
A significant portion of Quanta’s workforce is variable depending on the projects ongoing at any time. The size, scope and location of Quanta’s projects will dictate the number, skill set and location of employees within its workforce at any given time, as well as the overall mix between union and non-union employees. As a result of these variations, management cannot sufficiently estimate in advance the number of union employees that will be hired to work on potential future projects or the multi-employer pension plans in which these future employees may participate. Accordingly, management cannot estimate the value of future multi-employer (union) pension plan contribution requirements. Such obligations are determined on a “pay as you go” basis, with contribution amounts calculated based on the value of union resources actually engaged to work on the Company’s projects.
Regarding the Company’s disclosure on page 109 of its 2009 Form 10-K, we note that with regard to the multi-employer pension plan in critical status that is referenced in the Staff’s comment above, the Company cannot estimate the amount of additional funds it may be obligated to contribute to this plan in the future because such amounts are determined as a surcharge on future contributions to the plan, and as disclosed, the Company cannot estimate future levels of work that would require the specific use of those union employees covered by this plan. To the extent that employees covered by this plan are not hired by Quanta in the future, Quanta will not be liable for any additional benefit plan contributions.
In light of the above comment, the Company will include additional disclosure in future filings regarding the factors that impact the Company’s ability to estimate contributions to multi-employer pension plans or plans that are in critical status, to the extent applicable.

U.S. Securities and Exchange Commission
April 19, 2010

     As referenced in the Staff’s letter, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We respectfully request an opportunity to discuss this response letter further with the Staff if, following a review of this information, the Staff does not concur with our views. If you have further questions or comments, or if you require additional information, please do not hesitate to contact the undersigned by telephone at (713) 985-6406 or by facsimile at (713) 629-7676.
Very truly yours,
/s/ James H. Haddox
James H. Haddox
Chief Financial Officer

cc:	James R. Ball
Chairman, Audit Committee

Ray Garcia
Assurance Engagement Partner
PricewaterhouseCoopers LLP
1201 Louisiana
Suite 2900
Houston, Texas 77002

Mindy Hooker
Tricia Armelin
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631